UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 INCONTROL, INC.
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    45336L103
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 1997
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages

                                                              Page 2 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 45336L103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 881,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   881,250
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            881,250

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.70%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 45336L103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 881,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   881,250
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            881,250

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.70%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 45336L103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 881,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   881,250
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            881,250

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.70%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 45336L103



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 881,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   881,250
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            881,250

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.70%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 45336L103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  881,250
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            881,250

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            881,250

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.70%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages

                                  SCHEDULE 13D

CUSIP No. 45336L103


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  881,250
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            881,250

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            881,250

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.70%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 13 Pages

          This Amendment No. 1 on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of InControl, Inc. (the "Issuer"). This Amendment No. 1 amends the initial statement on Schedule 13D dated January 1, 1997 (the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons voluntarily to report that, solely as a result of an increase in the number of outstanding Shares of the Issuer, the Reporting Persons no longer may be deemed the beneficial owners of five percent or more of the Shares. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.   Identity and Background.

     This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     i)   Quantum Industrial Partners LDC ("QIP");

     ii)  QIH Management Investor, L.P. ("QIHMI");

     iii) QIH Management, Inc. ("QIH Management");

     iv)  Soros Fund Management LLC ("SFM LLC");

     v)   George Soros ("Mr. Soros"); and

     vi)  Stanley F. Druckenmiller ("Mr. Druckenmiller").

Updated information concerning the directors and officers of QIP and QIHMI is set forth in Annex A hereto and incorporated herein by reference. Updated information concerning the Managing Directors of SFM LLC is set forth in Annex B hereto and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) Each of the Reporting Persons may be deemed the beneficial owner of the 881,250 Shares held for account of QIP (approximately 4.70% of the total number of Shares outstanding).

     (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP Contract) may be deemed to have the sole power to direct the voting and disposition of the 881,250 Shares held for the account of QIP.

          (ii) By virtue of the QIP Contract and as a result of their positions with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 881,250 Shares held for the account of QIP.

     (c) There have been no transactions effected with respect to the Shares by any of the Reporting Persons since the date of the filing of the Initial Statement.

                                                              Page 9 of 13 Pages

     (d) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of QIP in accordance with their ownership interests in QIP.

     (e) The Reporting Persons recently became aware that they may no longer be deemed the beneficial owners of more than 5% of the outstanding Shares due to an increase in the number of outstanding Shares.

                                                             Page 10 of 13 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 12, 1997

                                        QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its Sole General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


                                         QIH MANAGEMENT, INC.

                                          By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                        SOROS FUND MANAGEMENT LLC


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel

                                                             Page 11 of 13 Pages

                                        GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


                                        STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 12 of 13 Pages

                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation     Business Address
----------------------        --------------------     ----------------

Curacao Corporation           Managing Director of     Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles     Willemstad
  Managing Director           corporations             Curacao,
  (Netherlands Antilles)                               Netherlands Antilles


Inter Caribbean Services      Administrative services  Citco Building
Limited                                                Wickhams Cay
  Secretary                                            Road Town
  (British Virgin Islands)                             Tortola
                                                       British Virgin Islands



                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation     Business Address
----------------------        --------------------     ----------------

Gary Gladstein                Managing Director of     888 Seventh Avenue
Director and President        SFM LLC                  33rd Floor
(United States)                                        New York, New York  10106


Sean C. Warren                Managing Director of     888 Seventh Avenue
Director, Vice President      SFM LLC                  33rd Floor
and Secretary                                          New York, New York  10106
(United States)


Peter Streinger               Chief Financial Officer  888 Seventh Avenue
Treasurer                     of SFM LLC               33rd Floor
(United States)                                        New York, New York  10106


Michael C. Neus               Assistant General        888 Seventh Avenue
Vice President and            Counsel of SFM LLC       33rd Floor
Assistant Secretary                                    New York, New York  10106
(United States)


To the best of the Reporting Persons' knowledge:

(a)       None of the above persons holds any Shares.
(b)       None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.

                                                             Page 13 of 13 Pages

                                     ANNEX B


          The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                            Scott K. H. Bessent
                              Walter Burlock
                             Brian J. Corvese
                            Jeffrey L. Feinberg
                               Arminio Fraga
                            David Gerstenhaber
                              Gary Gladstein
                                 Ron Hiram
                             Robert K. Jermain
                              David N. Kowitz
                            Alexander C. McAree
                               Paul McNulty
                           Gabriel S. Nechamkin
                                Steven Okin
                               Dale Precoda
                            Lief D. Rosenblatt
                              Mark D. Sonnino
                          Filiberto H. Verticelli
                              Sean C. Warren
                              John Zwaanstra

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

(a)       None of the above persons holds any Shares.

(b)       None  of  the  above   persons   has  any   contracts,   arrangements,
          understandings or relationships with respect to the Shares.